VF 6-5-03



SEC MAIL PROCESSING
RECEIVED
MAY 2 8 2003
WASH, D.C. 188 SECTION

SECURITIES AND EXCHANGE COMMISSION

03054352

CM

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response.....	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33073

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EMMET & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 PEAPACK ROAD
(No. and Street)

FAR HILLS (City) NJ (State) 07931 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER T. EMMET 908-234-1666
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENBERG & COMPANY, LLC, CPA'S
(Name – *if individual, state last, first, middle name*)

500 MORRIS AVENUE (Address) SPRINGFIELD (City) NJ (State) 07081 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHRISTOPHER T. EMMET, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EMMET & CO., INC., as of MARCH 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

DENISE R. FRISCO
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires March 5, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EMMET & CO., INC.

FINANCIAL STATEMENTS

MARCH 31, 2003 AND 2002

I N D E X

GREENBERG
&
COMPANY
Certified Public Accountants, LLC
500 MORRIS AVENUE
SPRINGFIELD, NJ 07081
(973) 467-3838 • FAX (973) 467-3184

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To The Shareholders Of
EMMET & CO., INC.

We have audited the accompanying statements of financial condition of EMMET & CO., INC. as of March 31, 2003 and 2002 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of creditors and cash flows, for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of EMMET & CO., INC. at March 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America applied on a basis consistent with that of the preceding year.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



GREENBERG & COMPANY, LLC

Springfield, New Jersey
April 21, 2003

EMMET & CO., INC.
STATEMENTS OF FINANCIAL CONDITION

ASSETS

	MARCH 31, 2003	MARCH 31, 2002
Cash	$ 306,440	$ 59,806
Cash Segregated Under Rule 15c3-3	120,092	2,092
Receivables From Customers	54,290	115,921
Receivables From Brokers and Dealers	76,033	140,508
State and Municipal Government Obligations	22,138,696	15,391,136
Property and Equipment, Net	22,189	32,102
Deposit - Clearing Organization	40,000	40,000
Deposit - Internal Revenue Service	448,745	414,843
Accrued Interest	541,938	333,262
Other Assets	88,818	42,936
TOTAL ASSETS	$23,837,241	$16,572,606

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
Payables to Brokers and Dealers	$ 88,074	$ 606,835
Payables to Customers	5,426	1,992
Payable to Clearing Organization	18,932,184	10,252,988
Dividends Payable	1,875,000	3,125,000
Accounts Payable and Other Liabilities	484,522	88,741
	21,385,206	14,075,556
COMMITMENTS & CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Common Stock - Authorized and Issued 3,500 Shares Without Par Value	1,200,000	1,200,000
Paid-In Capital	975,908	975,908
Less Cost of Treasury Stock, Cost Method, -0- and 35 shares, respectively	-0-	(25,000)
Retained Earnings	276,127	346,142
	2,452,035	2,497,050
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$23,837,241	$16,572,606

See accompanying notes to the financial statements.

EMMET & CO., INC.
STATEMENTS OF INCOME

	FOR THE YEARS ENDED MARCH 31,	
	2003	2002
REVENUES		
Trading Gains (Losses) - Realized	$ 5,045,615	$7,480,471
- Unrealized	131,399	66,575
Interest Income	613,439	1,084,077
	$ 5,790,453	$8,631,123
EXPENSES		
Salaries	2,600,625	3,843,959
Interest Expense	196,208	452,208
Clearance Costs	74,176	67,096
Communications	66,370	82,767
Data Processing Costs	177,582	201,631
Occupancy & Equipment Costs	110,754	109,833
Insurance	135,772	113,811
Other Operating Expenses	212,016	248,782
Regulatory Fees and Dues	30,744	46,742
Depreciation and Amortization	5,970	6,579
Pension & Profit Sharing Contribution	379,260	223,843
	3,989,477	5,397,251
INCOME BEFORE PROVISION FOR INCOME TAXES	1,800,976	3,233,872
Provision for State Income Taxes (Benefit)	(4,009)	72,351
NET INCOME	$ 1,804,985	$3,161,521

See accompanying notes to the financial statements.

EMMET & CO., INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

	Common Stock	Paid-In Capital	Treasury Stock	Retained Earnings	Total Stock-holders' Equity
BALANCE AT APRIL 1, 2001	$1,200,000	$975,908	$ -0-	$ 309,621	$2,485,529
Net Income				3,161,521	3,161,521
Purchase of Treasury Stock			(25,000)		(25,000)
Dividend				(3,125,000)	(3,125,000)
BALANCE AT MARCH 31, 2002	1,200,000	975,908	(25,000)	346,142	2,497,050
Net Income				1,804,985	1,804,985
Sale of Treasury Stock			25,000		25,000
Dividend				(1,875,000)	(1,875,000)
BALANCE AT MARCH 31, 2003	$1,200,000	$975,908	$ -0-	$ 276,127	$2,452,035

See accompanying notes to the financial statements.

EMMET & CO., INC.
STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED MARCH 31,	
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 1,804,985	$ 3,161,521
Adjustments to Reconcile Net Income to Net Cash Provided by (Used In) Operating Activities:		
Depreciation and Amortization	3,943	6,579
Loss Abandonment of Equipment	5,970	-0-
Change in Assets and Liabilities:		
Decrease (Increase) in Receivables From Brokers and Dealers	64,475	(123,931)
Decrease (Increase) in Receivables From Customers	61,631	(31,427)
Decrease (Increase) in State and Municipal Government Obligations	(6,747,560)	9,981,639
Decrease (Increase in Deposit - Internal Revenue Service	(33,902)	(293)
Decrease (Increase in Accrued Interest	(208,676)	173,564
Decrease (Increase) in Other Assets	(45,882)	93,501
Increase (Decrease) in Payables to Brokers and Dealers	(518,761)	257,820
Increase (Decrease) in Payables to Customers	3,434	(1,989)
Increase (Decrease) in Payables to Clearing Organization	8,679,196	(11,874,297)
Increase (Decrease) in Accounts Payable and Other Liabilities	395,781	(34,690)
Increase (Decrease) in Dividends Payable	(1,250,000)	1,475,000
Net Cash Provided By (Used In) Operating Activities	2,214,634	3,082,997
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital Expenditures	-0-	(15,467)
Net Cash Provided By (Used In) Investing Activities	-0-	(15,467)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends	(1,875,000)	(3,125,000)
Sale (Purchase) of Treasury Stock	25,000	(25,000)
Net Cash Provided By (Used In) Financing Activities	(1,850,000)	(3,150,000)
Net Increase (Decrease) in Cash and Cash Equivalents	364,634	(82,470)
Cash and Cash Equivalents at Beginning of Year	61,898	144,368
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 426,532	$ 61,898
Supplemental Disclosures of Cash Flow Information:		
Cash Paid During the Year for:		
State Income Taxes	$ 32,439	$ 72,351
Interest	$ 196,208	$ 452,208

See accompanying notes to financial statements.

EMMET & CO., INC.
STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

NONE

See accompanying notes to the financial statements.

EMMET & CO., INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

1. ORGANIZATION AND NATURE OF OPERATIONS

Emmet & Co., Inc. is a New Jersey corporation. The Company is a registered broker/dealer with the Securities & Exchange Commission and a member of the National Association of Securities Dealers, Inc. The Company buys and sells municipal bonds on its own behalf.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities transactions and related revenues and expense are recorded on a settlement date basis, which is generally the third business day following the trade date.

Receivables from and payables to brokers, dealers, customers and clearing organization represent the contract value of securities which have not been delivered or received by settlement date.

For financial statement purposes, readily marketable securities owned by the Company are stated at their market value.

Property and equipment are carried at cost. Depreciation is computed using the accelerated cost recovery system. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized.

Cash equivalents consist of highly liquid, readily marketable, short term investments with a maturity of 90 days or less.

Preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the use of management's estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and amounts due from correspondent clearing agents. The Company has placed its cash with a high quality financial institution. The credit risk associated with amounts due from correspondent clearing agents is low due to the credit quality of the agents.

Certain items from prior periods within the financial statements have been reclassified to conform to current period reclassifications.

3. CASH SEGREGATED UNDER RULE 15c3-3

Cash of $120,092 and $2,092 has been segregated at March 31, 2003 and 2002, in a special reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

4. DEPOSIT - INTERNAL REVENUE SERVICE

Under the 1986 Tax Reform Act, all S Corporations retaining a year-end other than December 31 are required to make a payment to the Internal Revenue Service based upon the company's deferred base year net income and applicable payments amounts. A calculation is performed annually after year-end in order to determine the amount required to be on deposit based upon the previous year's information.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following at cost:

	2003	2002
Furniture and Fixtures	$40,747	$64,595
Leasehold Improvements	23,340	23,340
	64,087	87,935
Less: Accumulated Depreciation and Amortization	41,898	55,833
	$22,189	$32,102

Depreciation and amortization charged to income was $5,970 and $6,579 in 2003 and 2002, respectively.

6. INCOME TAXES

The Company follows FAS 109 for reporting income taxes. The Company elected under the provisions of the Internal Revenue Code Section 1361 to be taxed as an S Corporation for Federal income tax purposes. Company profits will be taxed directly to the shareholders, and, therefore, no provision for Federal income taxes are reflected on the financial statements.

Certain states also follow the federal law with respect to 'S' corporations; however, there still is imposed a tax at the corporate level. The expense for those states is as follows:

Current tax expense:	3/31/03	3/31/02
State tax at statutory rates	$(4,009)	$72,351

There are no significant temporary differences.

EMMET & CO., INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2003 AND 2002
(Continued)

7. LOAN AND PLEDGE AGREEMENT

On 1993, the Company entered into a credit arrangement with Custodial Trust Company ("CTC"), pursuant to which the Company may from time to time request loans from CTC to finance the purchase or carrying of securities by the Company, and CTC may agree to make such loans to the Company. The interest rate is charged based on a "Broker Call Rate" which means the interest rate quoted daily by Bear, Stearns Securities Corp., an affiliate of CTC. As of March 31, 2003, the loan and market value of securities pledged balance was $18,932,184 and $21,553,020 respectively at a rate of 2.5000% per annum. As of March 31, 2002, the loan and market value of securities pledged balance was $10,252,988 and $14,331,540 respectively at rate of 3.0000% per annum.

8. COMMITMENTS & CONTINGENCIES

The Company rents its New Jersey office space from one of its shareholders at a base rate of $6,500 per month or $78,000 per year. The lease is on a month-to-month basis.

Rent expense was $82,050 and $94,104 in 2003 and 2002, respectively.

Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular financial instrument or contractual commitment. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition and diversification of positions held, the absolute and relative levels of interest rates, as well as market volatility and liquidity.

9. POSTRETIREMENT EMPLOYEE BENEFITS

The Company does not have a policy to cover employees for any health care or other welfare benefits that are incurred after employment (postretirement). Therefore, no provision is required under FAS's 106 or 112.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In accordance with industry practice, customers and other brokers are not required to deliver cash or securities to the Company until

settlement date, which is generally three business days after trade date. In volatile securities markets, the price of a security associated with a transaction could widely fluctuate between the trade date and settlement date. The Company is exposed to risk of loss should any counterparty to a securities transaction fail to fulfill its contractual obligations and the Company is required to buy or sell securities at prevailing market prices.

The Company controls the above risk by monitoring its market exposure on a daily basis. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

11. FAIR VALUE INFORMATION

At March 31, 2003, substantially all of the Company's total assets and liabilities were carried at either market or fair value or at amounts which approximate such values. Assets and liabilities recorded at market or fair value include, cash and cash equivalents, financial instruments owned, and financial instruments sold, not yet purchased. Assets and liabilities recorded at contractual amounts that approximate market or fair value include collateralized short-term financing agreements, receivables, short-term borrowings, payables and accrued liabilities. The market values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of many of these instruments and/or their variable interest rates.

12. DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

Disclosure of the estimated fair value of financial instruments is required under the provisions of Statement of Financial Accounting Standards (SFAS") No. 107 "Disclosure About the Fair Value of Financial Instruments." Management believes that the carrying amounts of the Company's financial instruments at March 31, 2003 are reasonable estimates of their fair value.

13. RETIREMENT PLANS

The Company maintains a profit sharing plan. The plan covers substantially all full-time employees who meet the plan's eligibility requirements. With respect to the profit sharing component, contributions may go up to 15% of eligible compensation, subject to the Internal Revenue Code Section 415 limitation. The Company

incurred approximately $-0- and $108,000 of expense related to the profit sharing component for the plan year ending March 31, 2003 and 2002.

Effective April 1, 1993 the Company established a defined benefit plan. The plan provides for payment of retirement benefits, mainly commencing between the ages of 60 and 65, and also for payment of certain disability. After meeting certain qualifications, an employee acquires a vested right to future benefits. The benefits payable under the plan are generally determined on the basis of the employees' length of service and earnings. Annual contributions to the plan are sufficient to satisfy legal funding requirements. For the year ended March 31, 2003 and 2002 the amount charged to expense was approximately $379,260 and $120,000, respectively.

Key economic assumptions used in determinations were:

Discount Rate 6.25%
Expected Long-Term Rate of Return on Plan Assets 6.25%

At March 31, 2003 and 2002 the present value of accrued benefits were $1,079,486 and $1,053,836 and the value of the assets were $1,139,332 and $1,174,114.

14. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Specifically, the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At March 31, 2003, the Company had net capital of $2,125,959 which was $1,875,959 in excess of required net capital. The Company's ratio of aggregate indebtedness to net capital at March 31, 2003, was 1.11 to 1.

15. ANNUAL REPORT ON FORM X-17A-5

The annual report to the Securities & Exchange Commission on Form X-17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities & Exchange Commission.

ACCOMPANYING INFORMATION

EMMET & CO., INC.

SCHEDULE 1

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c 3-1

MARCH 31, 2003

AGGREGATE INDEBTEDNESS:		
Dividends Payable		$1,875,000
Payable to Customer		5,426
Clearance Costs Payable		20,363
Income Tax Payable		6,502
Accrued Expenses and Other Liabilties		457,656
TOTAL AGGREGATE INDEBTEDNESS		$2,364,947
NET CAPITAL:		
Stockholders' Equity From Statement of Financial Condition		$2,452,036
ADD:		
Discretionary Liability/Dividend Payable		1,875,000
DEDUCTIONS:		
Total Nonallowable Assets	$ 559,752	
Haircuts on Securities:		
Trading and Investment Securities	1,325,023	
Undue Concentration	316,302	2,201,077
TOTAL NET CAPITAL		$2,125,959

(continued)

EMMET & CO., INC.

SCHEDULE 1

COMPUTATION & AGGREGATE INDEBTEDNESS
AND NET CAPITAL PURSUANT TO
RULE 15c3-1
(continued)

MARCH 31, 2003

Computation of Basic Net Capital Requirements:

Minimum Net Capital Required (6-2/3% of Aggregate Indebtedness of $2,364,947)	$ 157,663
Minimum Dollar Net Capital Requirement	$ 250,000
Net Capital Required	$ 250,000
Excess Net Capital	$1,875,959
*Excess Net Capital at 1,000%	$1,889,464
Percentage of Aggregate Indebtedness to Net Capital	111%

There were no material differences between the computations for net capital and aggregate indebtedness as computed above and the computation by the Company included in the Amended Form X-17A-5 as of March 31, 2003, filed in May 2003.

*Excess Net Capital less 10% of aggregate indebtedness.

EMMET & CO., INC.

SCHEDULE 2

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

MARCH 31, 2003

CREDIT BALANCES	$ 58,940
DEBIT BALANCES	$ 53,747

RESERVE COMPUTATION:

Excess of Total Debits Over Total Credits	$ 5,193
Amount Held on Deposit in "Reserve Bank Account"	$ 120,092
Amount of Deposit	$(114,639)
New Amount in "Reserve Bank Account" After Adding Deposit	$ 5,453
Date of Deposit	N/A
Frequency of Computation:	MONTHLY

There were no material differences between the computations for net capital and aggregate indebtedness as computed above and the computation by the Company included in the Amended Form X-17A-5 as of March 31, 2003, filed in May 2003.

EMMET & CO., INC.

SCHEDULE 3

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

MARCH 31, 2003

State the market valuation and the number of items of:

1. Customers' fully paid securities not in the respondent's possession or control as of March 31, 2003 (for which instructions to reduce the possession or control had been issued as of that date), but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	NONE
Number of items	NONE
2. Customers' fully paid securities for which instructions to reduce the possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	NONE
Number of items	NONE

CUSTOMERS' REGULATED COMMODITY FUTURES ACCOUNTS

NONE

EMMET & CO., INC.

ACCOUNTANTS' SUPPLEMENTARY REPORT OF INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED MARCH 31, 2003

GREENBERG
&
COMPANY
Certified Public Accountants, LLC
500 MORRIS AVENUE
SPRINGFIELD, NJ 07081
(973) 467-3838 • FAX (973) 467-3184

Board of Directors
EMMET & CO., INC.

In planning and performing our audit of the financial statements of EMMET & CO., INC. for the year ended March 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by EMMET & CO., INC. that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; and (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



GREENBERG & COMPANY, LLC

Springfield, New Jersey
April 21, 2003